[redacted]

09059345

S... MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 El Camino Real
(No. and Street)

Carlsbad	California	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Richards Rule — (760) 943-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 18 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE GEASLAND
Commission # 1763657
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2011

[signature]
Signature

Chief Financial Officer
Title

[signature: Denise Geasland]
Notary Public

see attached Calif. Acknowledgement

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On February 17, 2009 (Date) before me, Denise Geasland, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Gretchen Carter (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

DENISE GEASLAND
Commission # 1763657
Notary Public - California
San Diego County
MyComm. Expires Sep 23, 2011

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Denise Geasland (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations and Other Comprehensive Income	5
Statement of Changes in Partners' Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 14
Supplementary Schedules:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	15
Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Partnership's Corresponding Unaudited Form X-17A-5 Part II Filing	16
Independent Auditors' Report on Internal Accounting Control Pursuant to SEC Rule 17a-5	17 - 18

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2008, and the related statements of operations and other comprehensive income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 6, 2009

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 208,191
Cash and cash equivalents at clearing broker	6,050,757
Securities owned, at fair value (Notes 1 and 3)	3,596,869
Due from clearing brokers	598,499
Commissions receivable	268,679
Receivable from affiliates (Note 5)	149,790
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $290,877	152,904
Other assets	247,363
Total assets	**$ 11,273,052**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Commissions, salaries and taxes payable	$ 725,698
Other liabilities	496,988
Total liabilities	1,222,686
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)	
PARTNERS' CAPITAL (Notes 1, 2 and 6):	
General partner	100,503
Limited partner	9,949,863
Total partners' capital	10,050,366
Total liabilities and partners' capital	**$ 11,273,052**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions	$ 13,915,738
Investment and trading losses, net	(5,551,233)
Interest and other income	939,089
Total revenue	9,303,594
EXPENSES:	
Commissions, concessions, salaries and benefits	6,691,400
Clearing charges	983,238
General and administrative	733,845
Occupancy	396,400
Management fees (Note 5)	150,000
Communications	123,749
Registration and licensing	63,459
Total expenses	9,142,091
NET INCOME	161,503
OTHER COMPREHENSIVE LOSS:	
Currency translation loss	(26,879)
COMPREHENSIVE INCOME	**$ 134,624**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2008

	Total	General Partner	Limited Partner
BALANCES, December 31, 2007	$ 11,173,735	$ 111,737	$ 11,061,998
Distributions	(1,257,993)	(12,580)	(1,245,413)
Net income	161,503	1,615	159,888
Other comprehensive loss	(26,879)	(269)	(26,610)
BALANCES, December 31, 2008	**$ 10,050,366**	**$ 100,503**	**$ 9,949,863**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	161,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		105,664
Currency translation losses		(26,879)
Increase in securities owned, at fair value		(2,436,299)
Decrease in due from clearing broker		544,939
Decrease in commissions receivable		5,863,560
Decrease in receivable from affiliates		40,433
Decrease in commissions, salaries and taxes payable		(3,628,325)
Increase in other liabilities		13
Net cash flows provided by operating activities		624,609
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(155,530)
Decrease in other assets		11,750
Net cash flows used in investing activities		(143,780)
NET INCREASE IN CASH AND CASH EQUIVALENTS		480,829
CASH AND CASH EQUIVALENTS, at beginning of year		5,778,119
CASH AND CASH EQUIVALENTS, at end of year	**$**	**6,258,948**
CASH POSITIONS REPRESENTED BY:		
Cash	$	208,191
Cash and cash equivalents at clearing broker		6,050,757
	$	**6,258,948**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Distribution of securities	**$**	**1,257,993**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer. The general partner of the Partnership is Rule Investments, Inc. ("RII").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Securities Valuation and Revenue Recognition

The Partnership records proprietary transactions, commission revenue and related expenses on a trade-date basis.

The Partnership adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies require that fair value be within the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. These securities are included in Level 1 of the fair value hierarchy.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These nonpublic securities are included in Level 3 of the fair value hierarchy.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as other comprehensive income or loss in the statement of operations and other comprehensive income or loss.

Furniture and Equipment

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all money market accounts held at their clearing broker to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Partnership had net capital and net capital requirements of $6,459,565 and $250,000. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.19 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets:				
Securities, at fair value	$ 2,444,009	$ 889,735	$ 263,125	$ 3,596,869

NOTE 3 - FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008 are as follows:

	Balance as of December 31, 2007	Purchases and Sales, net	Realized and Unrealized Gains and (Losses)	Net Transfers In (Out)	Balance as of December 31, 2008	Change in Unrealized Gain (Loss) On Securities Still Held
Assets:						
Securities, at fair value	$ -	$ 1,052,503	$ (789,378)	$ -	$ 263,125	$ (789,378)

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2012. Future minimum rental commitments under these leases are approximately as follows:

Year	Office Lease	Equipment Lease	Total
2009	$ 251,188	$ 2,844	$ 254,032
2010	258,669	2,370	261,039
2011	265,867	-	265,867
2012	250,866	-	250,866
	$ 1,026,590	$ 5,214	$ 1,031,804

Total rental expense, including the leases referred to above, was $300,704 for the year ended December 31, 2008.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC"). RCIC is the general partner of three investment partnerships, Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000"), Exploration Capital Partners 2005 Limited Partnership ("Exploration 2005") and Exploration Capital Partners 2008 Limited Partnership ("Exploration 2008"). RCIC receives a profit participation from Exploration 2000, Exploration 2005 and Exploration 2008 based on the net income generated by the investment partnerships. RCIC pays a portion of the profit participation in Exploration 2000 to the Partnership as commissions. For the year ended December 31, 2008, the Partnership received profit participation of $1,887,696 from RCIC. Effective January 1, 2009, the Partnership will not be entitled to receive any future profit participation from RCIC.

The Partnership is affiliated with Resource Investment Management Corporation ("RIMC") who is the general partner of two investment partnerships, Exploration Capital Partners 1998-B Limited Partnership ("Exploration 1998-B") and Exploration Capital Partners 2006 Limited Partnership ("Exploration 2006"). Effective December 31, 2008, RCIC merged with RIMC. RCIC now acts as the general partner of all of the affiliated investment partnerships.

The Partnership pays a management fee to RII as the general partner. The Partnership pays the general partner a fee of $37,500 on the first day of each calendar quarter. For the year ended December 31, 2008, the Partnership paid management fees of $150,000 to RII.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from the aforementioned related funds. For the year ended December 31, 2008, the Partnership received $187,269 in commissions and trading fees from these funds.

The Partnership is also affiliated with Terra Resource Investment Management Corporation ("TRIM") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2008, the Partnership earned $282,421 for the performance of such services and had a receivable from TRIM of $82,869 for salaries paid on behalf of the Partnership.

NOTE 6 - OTHER COMPREHENSIVE INCOME/(LOSS)

Changes in accumulated other comprehensive income (loss) for December 31, 2008 are as follows:

	Currency Translation Gain (Loss)	General Partner	Limited Partner
Balances, December 31, 2007	$ (11,916)	$ (119)	$ (11,797)
Change during 2008	(26,879)	(269)	(26,610)
Balances, December 31, 2008	**$ (38,795)**	**$ (388)**	**$ (38,407)**

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2008.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

SUPPLEMENTARY INFORMATION

GLOBAL RESOURCE INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDITS:	
Partners' capital	$ 10,050,366
DEBITS:	
Nonallowable assets:	
Cash and cash equivalents at clearing broker	35,561
Receivable from affiliates	149,790
Due from clearing broker	24,754
Furniture, equipment and leasehold improvements, net	152,904
Other assets	247,363
Other charges-non-marketable securities	2,721,950
Total debits	3,332,322
Net capital before haircuts on money market accounts and securities	6,718,044
Haircuts on money market accounts and securities	258,479
NET CAPITAL	6,459,565
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,222,124 or $250,000, whichever is greater	250,000
Excess net capital	**$ 6,209,565**
AGGREGATE INDEBTEDNESS:	
Commissions, salaries and taxes payable	$ 725,698
Other liabilities	496,988
Less: discretionary liabilities	(562)
TOTAL AGGREGATE INDEBTEDNESS	**$ 1,222,124**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.19 to 1**

See the accompanying Independent Auditors' Report.

GLOBAL RESOURCE INVESTMENTS, LTD.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE PARTNERSHIP'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING DECEMBER 31, 2008

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$ 6,634,319
Adjustments:	
Increase in expenses	(150,000)
Increase in nonallowable receivables	(24,754)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$ 6,459,565**

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Global Resource Investments, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Global Resource Investments, Ltd. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

In addition, our review indicated that the Partnership was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 6, 2009

GLOBAL RESOURCE INVESTMENTS, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008